Exhibit 20.1

INTRADO HIRES J.P. MORGAN SECURITIES INC. TO EXPLORE STRATEGIC ALTERNATIVES

Third Quarter Earnings Conference Call to Be Held November 1, 2005

October 26, 2005 (Longmont, Colo.) — Intrado Inc. (NASDAQ:TRDO), a global provider of integrated data and telecommunications solutions, today announced that it has retained J.P. Morgan Securities Inc. to explore and evaluate various strategic alternatives and their impact on shareholder value, including, but not limited to, an extraordinary dividend, share repurchase, recapitalization, merger or acquisition, or sale of part or all of its businesses.

Intrado expects to release third quarter 2005 results and guidance for the fourth quarter of 2005 on Tuesday, November 1 after the market closes. Intrado will also host a live Web cast over the Internet on Tuesday, November 1 at 4:30 p.m. ET at www.intrado.com. An online archive of the broadcast will be available through November 8, 2005.

About Intrado

For more than two decades, telecommunications providers, public safety organizations and government agencies have turned to Intrado for their communications needs. Intrado provides the core of the nation’s 9-1-1 network and delivers innovative solutions to communications service providers and public safety organizations, including complex data management, network transactions, wireless data services and notification services. The company’s unparalleled industry knowledge and experience reduce the effort, cost and time associated with providing reliable information for 9-1-1, safety and mobility applications. Additional information on Intrado, its products and services, and past press releases can be found at Intrado’s Web site: www.intrado.com

Contact

Intrado Inc.

Stephen Calk

Investor Relations

720-864-5238

stephen.calk@intrado.com